TITAN TRADING ANALYTICS INC.

500 – 602 West Hastings Street

Vancouver, British Columbia, V6B 1P2

November 4, 2004

TSX Venture Trading Symbol:  TTA

TITAN TRADING ANALYTICS ACQUIRES KEY SOFTWARE

VANCOUVER - Titan Trading Analytics Inc. announced today it has acquired advanced financial trading software from Cignal Technologies, LLC. of Rhode Island. The software and associated technology, known as Titan Order Processing Software—or TOPS—is a sophisticated, automated trading system that operates on the NYSE, NASDAQ and a wide range of other markets. Developed over the past six years, and in joint development between Titan and Cignal since June 2003, TOPS trades stocks, currencies, options, and S&P500 or other futures in either semi-automatic or fully automatic modes. The technology has been tested in real time and is now ready for larger scale use at selected firms in Canada and the United States. Under the agreement, Titan purchased 100% ownership of the intellectual property in TOPS for $275,000 CDN.

Cignal Technologies is owned by Phillip S. Carrozza II, a director of Titan Trading Analytics. The transaction supercedes the terms and conditions of the licensing and development agreement between Titan and Cignal dated June 6, 2003. The terms of sale specify that Cignal retains the right to reacquire the technology if Titan should fail to realize $800,000 in gross revenue within two years of the agreement date. Also, if Titan realizes net revenue of $5 million within five years, Titan will make a royalty payment of $1 million to Cignal.

According to Titan president Ken Powell, the TOPS acquisition strengthens Titan’s core asset base while allowing the company to expand further into the area of trade management. “It’s an important step forward for Titan,” says Powell. “With ownership of this software, we’ve secured a crucial foundation for Titan’s business development over the next several years.”

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

780-930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.